                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K
                                 ANNUAL REPORT

                       Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934

                          FRIEDE GOLDMAN HALTER, INC.

(Mark One):
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
     For the fiscal year ended December 31, 1999
                                      OR

 [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934.
     For the transition period from _________ to ________

Commission file number 0-22595

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

  FRIEDE GOLDMAN INTERNATIONAL, INC.-401(K) RETIREMENT PLAN

  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

  FRIEDE GOLDMAN HALTER, INC.
  13085 Industrial Seaway Road
  Gulfport, Mississippi  39503

        FRIEDE GOLDMAN INTERNATIONAL,INC.-401(K) RETIREMENT PLAN

        Financial Statements as of December 31, 1999 and
        1998 and for each of the Two Years in the Period
        Ended December 31, 1999; Supplemental Schedules as of and for the Year Ended December 31, 1999; and Independent Auditors' Report

                           Financial Statements and
                             Supplemental Schedule

                      Friede Goldman International, Inc.
                            401(k) Retirement Plan

                         Year ended December 31, 1999
                      with Report of Independent Auditors

                      Friede Goldman International, Inc.
                            401(k) Retirement Plan

                           Financial Statements and
                             Supplemental Schedule

                         Year ended December 31, 1999



                                   CONTENTS

Report of Independent Auditors..............................   1

Audited Financial Statements

Statements of Net Assets Available for Benefits.............   2
Statement of Changes in Net Assets Available for Benefits...   3
Notes to Financial Statements...............................   4


Supplemental Schedule

Schedule H - Line 4(i)--Schedule of Assets Held for
 Investment Purposes at End of Year.........................   8
Exhibit 23.1--Consent of Ernst & Young LLP

                        Report of Independent Auditors


The Administrative Committee
Friede Goldman International, Inc. 401(k) Retirement Plan


We have audited the accompanying statements of net assets available for benefits of Friede Goldman International, Inc. 401(k) Retirement Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and changes in its net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


/s/ ERNST & YOUNG LLP

New Orleans, Louisiana
June 27, 2000

                      Friede Goldman International, Inc.
                            401(k) Retirement Plan

                Statements of Net Assets Available for Benefits



                                                            DECEMBER 31
                                                        1999            1998
                                                      -------------------------
Assets
Investments, at fair value:
 Mutual funds                                         $5,778,910     $2,617,691
 Friede Goldman Halter, Inc. common stock                254,225        141,334
 Money market fund                                        10,418          9,804
 Loans to participants                                   472,260         89,772
                                                      ----------     ----------
                                                       6,515,813      2,858,601

Receivables:
 Employer contributions                                   83,856         66,541
 Employee contributions                                  247,041        211,053
 Other                                                     3,195            640
                                                      ----------     ----------
                                                         334,092        278,234
                                                      ----------     ----------
Total assets                                           6,849,905      3,136,835

LIABILITIES
Excess contributions                                     162,942              -
                                                      ----------     ----------
Net assets available for benefits                     $6,686,963     $3,136,835
                                                      ==========     ==========



See accompanying notes.

                      Friede Goldman International, Inc.
                            401(k) Retirement Plan

           Statement of Changes in Net Assets Available for Benefits

                         Year ended December 31, 1999



ADDITIONS
Investment income:

 Net appreciation in fair value of mutual funds                   $  256,356
 Net depreciation in fair value of common stock                     (169,216)
 Interest and dividend income                                        459,996
                                                                  ----------
                                                                     547,136
Contributions:
 Employee                                                          2,966,140
 Employer                                                            910,224
 Rollovers                                                           199,626
                                                                  ----------
                                                                   4,075,990
                                                                  ----------
Total additions                                                    4,623,126

Deductions
Benefit payments                                                     876,194
Excess contributions                                                 162,942
Administrative fees                                                   33,862
                                                                  ----------
Total deductions                                                   1,072,998
                                                                  ----------

Net increase                                                       3,550,128
Net assets available for benefits:
 Beginning of year                                                 3,136,835
                                                                  ----------
 End of year                                                      $6,686,963
                                                                  ==========


See accompanying notes.

                      Friede Goldman International, Inc.
                            401(k) Retirement Plan

                         Notes to Financial Statements

                               December 31, 1999


1. DESCRIPTION OF THE PLAN

The following is a general description of the Friede Goldman International, Inc. 401(k) Retirement Plan (the Plan). This description is provided for general information purposes only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

GENERAL

Effective November 3, 1999, Friede Goldman International, Inc. (Friede Goldman) completed a merger with Halter Marine Group, Inc. (Halter). The surviving company, Friede Goldman, changed its official name to Friede Goldman Halter, Inc. (the Company). Friede Goldman remained as a wholly owned subsidiary of the Company. In connection with the merger, the Company became the plan sponsor of the Plan.

The Plan is a defined contribution plan covering substantially all full-time employees of Friede Goldman who are age 18 or older and have completed 6 months of service. The entry dates of the Plan are the first day of each month of the year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants may defer up to 15% of their pretax annual compensation and 10% of after-tax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company's contribution to the Plan is equal to 50% of the participants' contributions up to 5% of their compensation. The Company may elect to make a discretionary matching contribution. Each participant's share of the discretionary matching contribution is equal to his proportionate share of the total eligible contributions made during the plan year by all participants. During 1999, no such contributions were made.

                      Friede Goldman International, Inc.
                            401(k) Retirement Plan

                   Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct contributions to any of 10 investment options which have been selected by the plan sponsor and which are held by the trustee. These investment options consist of nine mutual funds and the Company's common stock.

VESTING

Participants are immediately vested in their salary deferral contribution plus actual earnings thereon. Employer contributions and all earnings thereon vest to individual participants after attainment of credited years of service. A participant is 100% vested after three years of credited service.

FORFEITURES

Forfeitures of terminated participants' nonvested accounts are used to reduce future employer contributions. At December 31, 1999 and 1998, forfeited nonvested accounts totaled $52,127 and $19,917, respectively.

PAYMENT OF BENEFITS

On termination of service, a participant may elect to receive a lump sum amount, installment payments or an annuity equal to the vested value of a participant's account. Participants may withdraw all or a portion of their account in the event of financial hardship, as defined by the Plan.

LOANS TO PARTICIPANTS

The Plan allows participants to borrow against their vested balances. Loans must be approved by the plan sponsor and are limited to the lesser of $50,000 or an amount equal to one half of a participant's vested account balance in the Plan. Participant loans less than $1,000 are not permitted. Loan terms range from one to 5 years or up to 30 years for the purchase of a primary residence.

                      Friede Goldman International, Inc.
                            401(k) Retirement Plan

                   Notes to Financial Statements (continued)

1. DESCRIPTION OF THE PLAN (CONTINUED)

PRIORITIES UPON TERMINATION

The Company may amend, modify or terminate the Plan at any time. Upon termination, a participant's account balance becomes 100% vested. Each account shall continue to earn interest and participate in the appreciation or depreciation of investments until final distributions are made. The Company currently has no intentions of terminating the Plan.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan have been prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and schedule. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS

The Plan's investments are invested in mutual funds and common stock. Investments in mutual funds and common stock are valued at quoted market prices on the last business day of the year. The money market fund is based on quoted redemption values. Loans to participants are valued at their outstanding balances, which approximate fair value.

ADMINISTRATIVE EXPENSES

The Company pays substantially all administrative expenses of the Plan.

                      Friede Goldman International, Inc.
                            401(k) Retirement Plan

                   Notes to Financial Statements (continued)

3. INVESTMENTS

The following table presents investments that represent 5% or more of the Plan's net assets:

                                                        DECEMBER 31
                                                    1999           1998
                                                  --------------------------
Mutual funds:
 Fidelity Advisor Equity Growth Fund              $2,152,213      $  761,890
 Fidelity Advisor Growth Opportunities Fund        2,068,019       1,105,616
 Fidelity Advisor Balanced Fund                      552,805         307,875
 Fidelity Advisor Overseas Fund                      373,310         161,162
 Fidelity Advisor Government Investment              362,155         229,405
  Fund

4. INCOME TAX STATUS

The Plan does not have a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code. However, the plan administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation. The plan sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

5. SUBSEQUENT EVENT

Effective January 1, 2000, the Plan was frozen (i.e., employee and employer contributions ceased). All participants of the Plan were allowed to make contributions to the Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan (FGH
Plan) on January 1, 2000. Participants' years of service toward vesting were transferred to the FGH Plan. All future employer contributions will be made to the FGH Plan.

                      Friede Goldman International, Inc.
                            401(k) Retirement Plan

              Schedule H - Line 4(i)--Schedule of Assets Held for
                      Investment Purposes at End of Year

                       EIN: 72-1362492           PN: 001

                               December 31, 1999


                                                    DESCRIPTION OF INVESTMENT,
                                                     INCLUDING MATURITY DATE,
        IDENTITY OF ISSUE, BORROWER,              RATE OF INTEREST, COLLATERAL,           CURRENT
          LESSOR OR SIMILAR PARTY                     PAR OR MATURITY VALUE                VALUE
------------------------------------------------------------------------------------------------------

Mutual funds:
 Fidelity Advisor Equity Growth Fund*                     30,055 shares                     $2,152,213
 Fidelity Advisor Growth Opportunities Fund*              44,321 shares                      2,068,019
 Fidelity Advisor Balanced Fund*                          30,291 shares                        552,805
 Fidelity Advisor Overseas Fund*                          15,712 shares                        373,310
 Fidelity Advisor Government Investment Fund*             39,580 shares                        362,155
 Fidelity Advisor Value Strategies Fund*                   3,645 shares                         84,062
 Fidelity Advisor Emerging Markets Fund*                   6,980 shares                         67,360
 Fidelity Advisor Technoquant Growth Fund*                 4,325 shares                         65,611
 Fidelity Advisor High Yield Fund*                         4,694 shares                         53,375
                                                                                            ----------
                                                                                             5,778,910

Money market fund:
 Fidelity Institutional U.S. Treasury
  Portfolio II*                                           10,418 shares                         10,418


Common stock:
 Friede Goldman Halter, Inc. common stock*                36,645 shares                        254,225


Loans to participants*                         Maturity dates ranging through June
                                                2005, at interest rates ranging
                                                from 7.5% to 10.0%, payments are
                                                made through payroll deductions,
                                                loans are collateralized by
                                                participant's vested account balance           472,260
                                                                                            ----------
                                                                                            $6,515,813
                                                                                            ==========

*Party-in-interest to the Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                    THE FRIEDE GOLDMAN INTERNATIONAL, INC.
                                    401(K) RETIREMENT PLAN



                                    By:  FRIEDE GOLDMAN HALTER, INC.
                                    Plan Administrator



     June 28, 2000                  By:  /s/ Richard T. McCreary
                                    -------------------------------
                                    Richard T. McCreary
                                    Group President, Halter Marine



     June 28, 2000                  By:  /s/ Leamon  C. Cooley Jr.
                                    -------------------------------
                                    Leamon C. Cooley Jr.
                                    Director of Human Resources